Exhibit 99.1

Mourant Ozannes (Cayman) LLP 94 Solaris Avenue Camana Bay PO Box 1348 Grand Cayman KY1-1108 Cayman Islands T +1 345 949 4123 F +1 345 949 4647

Listing Qualifications

The Nasdaq Stock Market LLC

805 King Farm Blvd.

Rockville, Maryland 20850

United States of America

Date | 17 June 2026

Blue Gold Limited

We act as Cayman Islands counsel to Blue Gold Limited, an exempted company incorporated in the Cayman Islands (the Company).

The Company has advised us that it intends to follow its Cayman Islands practices in lieu of the requirements of Rule 5635(d) of the Rule 5600 Series of The Nasdaq Stock Market LLC Listing Rules (as in force on the date of this letter, the Nasdaq Listing Rules), which we understand sets forth the circumstances under which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price less than the lower of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (the Requirements).

The Company's practices with regard to these Requirements are not prohibited by the Companies Act (as amended) of the Cayman Islands.

Based upon our review of the amended and restated memorandum and articles of association of the Company adopted by special resolutions passed on 10 June 2025 and effective on 24 June 2025, as amended by an amendment to the articles of association adopted by special resolution passed on 16 March 2026 (the Articles), the Articles do not prohibit the Company from following its Cayman Islands practices in lieu of the Requirements.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the Nasdaq Listing Rules, and we express no opinion as to the meaning, validity or effect of the Nasdaq Listing Rules. This letter is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This letter is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

The Company has advised us that, as required by Rule 5615(a)(3), the Company intends to disclose in its annual report on Form 20-F each requirement of the Nasdaq Listing Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

Yours faithfully

/s/ Mourant Ozannes (Cayman) LLP

Mourant Ozannes (Cayman) LLP

Mourant Ozannes (Cayman) LLP is registered as a limited liability partnership in the Cayman Islands with registration number 601078

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